TRILOGY INTERNATIONAL PARTNERS INC.
(the “Corporation”)

Annual General Meeting of Shareholders
May 10, 2018 (the “Meeting”)

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The below table sets out the total common shares (“Common Shares”) of the Corporation and the total Trilogy International Partners LLC Class C Units (the “Class C Units” and together with the Common Shares, the “Securities”), represented at the Meeting by the Corporation’s special voting share, that were present at the Meeting. The record date (the “Record Date”) for the Meeting was March 21, 2018.

Common Shares represented at the Meeting:	34,529,300
Total issued and outstanding Common Shares as at Record Date:	54,123,909
Percentage of issued and outstanding Common Shares represented:	63.80%

Class C Units represented at the Meeting:	21,365,206
Total issued and outstanding Class C Units as at Record Date:	29,404,167
Percentage of issued and outstanding Class C Units represented:	72.66%

Total Securities represented at the Meeting:	55,894,506
Total Securities as at record date:	83,528,076
Percentage of Securities represented at the Meeting:	66.92%

Business of the Meeting

1.	The securityholders voted by way of ballot and approved the number of directors to be set at seven. Proxies were received as follows:

For the Motion:	54,383,049 (99.83%)
Against the Motion:	94,015 (0.17%)
Total Securities Voted:	54,477,064 (65.22% of Securities issued and outstanding as of the Record Date)

2.

The securityholders voted by way of ballot and the following nominees were elected as directors to serve until the next annual general meeting of securityholders of the Corporation or until his or her successor is duly elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John W. Stanton	46,312,818	85.01%	8,164,246	14.99%
Bradley J. Horwitz	44,754,210	82.15%	9,722,854	17.85%
Theresa E. Gillespie	46,309,734	85.01%	8,167,330	14.99%
Mark Kroloff	52,517,131	96.40%	1,959,933	3.60%
Anthony Lacavera	54,391,949	99.84%	85,115	0.16%
Nadir Mohamed	54,382,949	99.83%	94,115	0.17%
Reza Satchu	46,226,744	84.86%	8,250,320	15.14%

3.

The securityholders voted by way of ballot and Grant Thornton LLP, Chartered Accountants, were reappointed as auditors of the Corporation for the ensuing year until the close of the next annual meeting of securityholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

For the Motion:	55,891,781 (99.995%)
Withheld/Abstain:	2,725 (0.0005%)
Total Securities Voted:	55,894,506 (66.92% of Securities issued and outstanding as of the Record Date)

The final scrutineer’s report is attached to this report as Schedule 1.

No other business was voted upon at the Meeting.

Dated: May 10, 2018

SCHEDULE 1

SCRUTINEER REPORT

[Please see attached.]

TRILOGY INTERNATIONAL PARTNERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 10, 2018

TSX Trust Company
hereby reports that:

TRILOGY INTERNATIONAL PARTNERS INC.

-	Holder(s) represented in person	-	shares

1	Holder(s) represented by proxy	1,316

74	Management proxies received representing	34,527,984	shares

	Total represented at the meeting	34,529,300	shares

	Percentage of 54,123,909 outstanding	63.8%

TRILOGY INTERNATIONAL PART LLC - CLASS C

-	Holder(s) represented in person	-	units

1	Holder(s) represented by proxy	17,971

23	Management proxies received representing	21,347,235	units

	Total represented at the meeting	21,365,206	units

	Percentage of 29,404,167 outstanding	72.66%

COMBINED TOTAL

Total represented at the meeting	55,894,506

Percentage of 83,528,076 outstanding	66.92%

MANAGEMENT PROXY VOTES:
TRILOGY INTERNATIONAL PARTNERS INC.

TO SET THE NUMBER OF DIRECTORS AT SEVEN

33,093,547	shares represented by proxy VOTED FOR	( 99.95% )

16,995	shares represented by proxy VOTED AGAINST	( 0.05% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

JOHN W. STANTON AS DIRECTOR

24,946,296	shares represented by proxy VOTED FOR	( 75.34% )

8,164,246	shares represented by proxy VOTED WITHHOLD	( 24.66% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

BRADLEY J. HORWITZ AS DIRECTOR

25,345,996	shares represented by proxy VOTED FOR	( 76.55% )

7,764,546	shares represented by proxy VOTED WITHHOLD	( 23.45% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

THERESA GILLESPIE AS DIRECTOR

24,943,212	shares represented by proxy VOTED FOR	( 75.33% )

8,167,330	shares represented by proxy VOTED WITHHOLD	( 24.67% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

MARK KROLOFF AS DIRECTOR

33,108,917	shares represented by proxy VOTED FOR	( 100.00% )

1,625	shares represented by proxy VOTED WITHHOLD	( 0.00% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

ANTHONY LACAVERA AS DIRECTOR

33,102,447	shares represented by proxy VOTED FOR	( 99.98% )

8,095	shares represented by proxy VOTED WITHHOLD	( 0.02% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

NADIR MOHAMED AS DIRECTOR

33,093,447	shares represented by proxy VOTED FOR	( 99.95% )

17,095	shares represented by proxy VOTED WITHHOLD	( 0.05% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

REZA SATCHU AS DIRECTOR

24,937,242	shares represented by proxy VOTED FOR	( 75.32% )

8,173,300	shares represented by proxy VOTED WITHHOLD	( 24.68% )

1,417,442	shares represented by proxy NOT VOTED (Broadridge US)

APPOINTMENT OF AUDITORS

34,525,259	shares represented by proxy VOTED FOR	( 99.99% )

2,725	shares represented by proxy VOTED WITHHOLD	( 0.01% )

MANAGEMENT PROXY VOTES:
TRILOGY INTERNATIONAL PART LLC - CLASS C

TO SET THE NUMBER OF DIRECTORS AT SEVEN

21,270,215	units represented by proxy VOTED FOR	( 99.64% )

77,020	units represented by proxy VOTED AGAINST	( 0.36% )

JOHN W. STANTON AS DIRECTOR

21,347,235	units represented by proxy VOTED FOR	( 100.00% )

0	units represented by proxy VOTED WITHHOLD	( 0.00% )

BRADLEY J. HORWITZ AS DIRECTOR

19,388,927	units represented by proxy VOTED FOR	( 90.83% )

1,958,308	units represented by proxy VOTED WITHHOLD	( 9.17% )

THERESA GILLESPIE AS DIRECTOR

21,347,235	units represented by proxy VOTED FOR	( 100.00% )

0	units represented by proxy VOTED WITHHOLD	( 0.00% )

MARK KROLOFF AS DIRECTOR

19,388,927	units represented by proxy VOTED FOR	( 90.83% )

1,958,308	units represented by proxy VOTED WITHHOLD	( 9.17% )

ANTHONY LACAVERA AS DIRECTOR

21,270,215	units represented by proxy VOTED FOR	( 99.64% )

77,020	units represented by proxy VOTED WITHHOLD	( 0.36% )

NADIR MOHAMED AS DIRECTOR

21,270,215	units represented by proxy VOTED FOR	( 99.64% )

77,020	units represented by proxy VOTED WITHHOLD	( 0.36% )

REZA SATCHU AS DIRECTOR

21,270,215	units represented by proxy VOTED FOR	( 99.64% )

77,020	units represented by proxy VOTED WITHHOLD	( 0.36% )

APPOINTMENT OF AUDITORS

21,347,235	units represented by proxy VOTED FOR	( 100.00% )

0	units represented by proxy VOTED WITHHOLD	( 0.00% )

Dated this 10th day of May, 2018

"Steven Nguyen"
Scrutineer